Exhibit 3.1

Page 1 delaware
the first State
I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF “NBL TEXAS, LLC”, FILED IN THIS OFFICE ON THE SIXTH DAY OF MAY, A.D. 2015, AT 8:42 O’CLOCK A.M.
5741761 8100

State of Delaware Secretary of State Division of Corporations Delivered 09:25 AM 05/06/2015 FILED 08:42 AM 05/06/2015 SRV 150619751—5741761 FILE
CERTIFICATE OF FORMATION OF
NBL TEXAS, LLC
1. The name of the limited liability company is NBL Texas, LLC (the “Company”).
2. The registered office of the Company in the State of Delaware is located at the Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this jl JIN wimjc,c>a
5 day of May, 2015.
By: /
Name: Aaron G. Carlson
Title: Authorized Person